UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January 2022 (Report No. 2)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On January 19, 2022, Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, issued a press release titled “Professor Daniel Brodie, the President of the International Extracorporeal Organization (ELSO) and Director of Critical Care from New-York Columbia – Presbyterian Hospital, Has Joined Inspira Technologies’ Advisory Board” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

The first five paragraphs and the section titled “Forward-Looking Statements” in the press release are incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-259057), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on January 19, 2022, titled “Professor Daniel Brodie, the President of the International Extracorporeal Organization (ELSO) and Director of Critical Care from New-York Columbia – Presbyterian Hospital, Has Joined Inspira Technologies’ Advisory Board.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: January 19, 2022	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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